EXHIBIT 99.1

CERTAIN INFORMATION RELATING TO TONGXIN INTERNATIONAL LTD. AND
TO ITS FISCAL YEAR 2009 RESULTS.

INTRODUCTION

This Report on Form 6-K contains certain information about Tongxin International Ltd., including certain unaudited financial information as of and for the year ended December 31, 2009.  TXI’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the year ended December 31, 2009 and TXI has not finalized its Annual Report on Form 20-F for its year ended December 31, 2009. Accordingly, such financial information is subject to completion of year-end audit procedures which may result in changes to that information.

Unless otherwise indicated, references in this Report on Form 6-K to:

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong SAR, Macau SAR and Taiwan;

•	“ERP” refers to Enterprise Resource Planning;

•	“Nasdaq” refers to the Nasdaq Global Market;

•	“Renminbi” or “RMB” refers to the legal currency of China;

•	“SEC” refers to the United States Securities and Exchange Commission;

•	“SOX” refers to the Sarbanes Oxley Act of 2002;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“shares” or “ordinary shares” refers to our ordinary shares, of $.001 par value;

•	“U.S. dollars” and “US$” refer to the legal currency of the United States;

•	“ TXI” and “TI” refers to Tongxin International, Ltd.;

•	“HT” and “Hunan Tongxin” refers to Hunan Tongxin Enterprise Co., Ltd., a wholly owned subsidiary of TXI;

•	“BVI” Refers to the British Virgin Islands;

•	“EVBS” refers to Engineered Vehicle Body Structures; and

•	“we,” “us,” “our company,” “our,” “the Company” and “TXI” refer to Tongxin International Ltd. and, unless the context otherwise requires, its subsidiaries and predecessors.

Unless otherwise stated, all accounting amounts are stated in U.S. dollars.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains “forward-looking statements” that are based on current expectations, estimates, strategies and projections of our management in light of the information currently available to it. We may, from time to time, make written or verbal forward-looking statements, including statements contained in the our filings with the Securities and Exchange Commission and in our reports to shareholders, with respect to our current plans, estimates, strategies and beliefs and other statements that are not historical.  All statements addressing operating performance, events, or developments that we expect or anticipate to occur in the future, including statements relating to sales growth, earnings or earnings per share growth, and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements. Generally, the inclusion of the words “plan”, “strategy”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “will”, “may”, “might” and similar expressions identify statements that constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections.

Our forward-looking statements involve various risks and uncertainties.  Such risks and uncertainties are generally set forth below in “Risk Factors” section of this Report on Form 6-K and also include the following:

•	Effectiveness of our internal control over financial reporting;

•	Fluctuations in currency exchange rates;

•	Intense competition in the markets for our products;

•	Our overseas activities and entry into overseas markets;

•	Our ability to continue to develop products that are accepted in the markets;

•	Geographic concentration of our main offices and facilities;

•	Sharp rise in prices of raw materials or our failure to procure necessary raw materials at an adequate price;

•	Failure of our suppliers to deliver materials or parts required for production as scheduled;

•	Failure to maintain cooperative relationships with significant customers and reduction of purchase and sale of our products by significant customers;

•	Fluctuations in stock market prices;

•	Environmental, labor and other government regulations; and

•	Our ability to attract and retain talented personnel.

The foregoing list is not exhaustive. There can be no assurance that we have correctly identified and appropriately assessed all factors affecting our business or that the publicly available and other information with respect to these matters is complete and correct.

Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct.  Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could adversely impact us. Should any risks and uncertainties develop into actual events, these developments could cause our actual results to be materially different from or worse than our expectations.

The forward-looking statements made in this Report on Form 6-K relate only to events or information as of the date on which the statements are made in this Report on Form 6-K.  We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS TO EXHIBIT 99.1

CERTAIN EVENTS

DELAY IN FILING OUR 2009 ANNUAL REPORT ON FORM 20-F

We have been delayed in filing our 2009 Annual Report on Form 20-F due to the process of reviewing, and obtaining adequate documentation to support and determine the appropriate accounting treatment of, certain related-party transactions aggregating approximately $7.7 million during 2009 between our subsidiary Hunan Tongxin and a related party, Changsha Meihua Vehicle Manufacture Co., Ltd. (“Meihua”), a China entity engaged primarily in the manufacture of buses.  Meihua also manufactured EVBS parts for Hunan Tongxin.

In connection with the preparation and completion of our 2009 annual consolidated financial statements, we undertook a review of the related-party transactions between Hunan Tongxin and Meihua. As part of that review, our Audit Committee engaged an independent third-party to assist in obtaining adequate documentation to support and determine the appropriate accounting treatment of the related party transactions between Hunan Tongxin and Meihua in 2009.    In addition, our Audit Committee and management discussed the facts and circumstances of these related-party transactions with our independent auditors. Subsequently, we decided that there was sufficient evidence to reasonably conclude that the accounting treatment of the related transactions between Hunan Tongxin and Meihua has been recorded correctly on our income statement and balance sheet.

DELISTING OF OUR ORDINARY SHARES FROM NASDAQ

Effective at the opening of the trading session on November 1, 2010, our ordinary shares, warrants and units were delisted from Nasdaq.  Since then, they have been quoted on the Over-The-Counter Bulletin Board (“OTCBB”), an electronic quotation medium regulated by the Financial Industry Regulatory Authority, and on the “Pink Sheets,” in each instance under the symbol “TXIC.”

Securities traded on the OTCBB or the Pink Sheets typically have low trading volumes.  In addition, the delisting of our shares could diminish interest in our ordinary shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our ordinary shares.  Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

RECENT MANAGEMENT CHANGES

On November 20, 2010, TXI’s board of directors removed Mr. Rudy Wilson as Chief Executive Officer of the Company, although he remained as a director of TXI at the time. Effective December 31, 2010, the TXI board of directors removed Mr. Wilson as a director pursuant to TXI’s charter documents.

On November 20, 2010, TXI’s board of directors removed Ms. Jackie Chang as Chief Financial Officer of the Company. Ms. Chang has filed an arbitration claim against the Company in Michigan seeking damages, including punitive damages, on claims for wrongful termination, defamation and other wrongful conduct.  On March 1, 2011, the Company filed its counterclaim in the arbitration proceeding.  The Company’s counterclaim includes claims for breach of contract, breach of fiduciary duty, embezzlement/conversion, unjust enrichment, money had and received, violation of the Computer Fraud and Abuse Act.  The Company is seeking an accounting, injunctive relief and damages in excess of $2,000,000.

SHAREHOLDER LITIGATION

In January, 2011, TXI and certain of its current and former officers were sued in four separate lawsuits:  Michael A. Goldstein v. Tongxin International Ltd., et al., No. 2:11-CV-348 RSWL (UGC) (C.D. Cal.); Richard  A. Potrykus v. Tongxin International Ltd., et al., No. CV 11-00803 SJC (FMD) (C.D. Cal.); Hong Liu v. Tongxin International Ltd., et al., No. CV 11-00671 JSC (FFM) (C.D. Cal.); and Todd Augenbaum v. Tongxin International Ltd., et al., No CV 11-0010 (E.D. N.Y.)  (collectively, the “Shareholder Lawsuits”).  Each of the Shareholder Lawsuits is a class action brought on behalf of all persons who purchased or otherwise acquired our shares between May 15, 2009 and December 14, 2010.  The allegations in the Shareholder Lawsuits are substantially similar and essentially allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. The plaintiffs in the Shareholder Lawsuits seek unspecified damages, interest, and an award of attorneys’ fees and costs.

Even though we believe that the Shareholder Lawsuits have no merit; we cannot assure you that the outcome of the litigation will be in our favor. Although the issuer of our existing D&O insurance has reserved the right to deny coverage for, among other things, any amount awarded as a result of intentional misconduct, any amount that is restitutionary in nature or that constitutes disgorgement, and/or any amount that is otherwise uninsurable as a matter of law, we currently believe that our existing D&O insurance will cover lawsuits of this kind.  However, if the sum of the litigation’s cost and a potential settlement or damages amount exceeds the amount of our coverage, or if the insurers successfully deny coverage, then the litigation could adversely impact our financial situation.

PENDING SEC INVESTIGATION

In January 2011 the Securities and Exchange Commission (the “SEC”) advised us that it had commenced a non-public formal investigation into the circumstances surrounding the related party transactions with Meihua and the circumstances surrounding our failure to timely file our 2009 Annual Report on Form 20-F.  We have been fully cooperating with the SEC in connection with its investigation.  The Company remains confident that its accounting of the related party transactions with Meihua are correct and in compliance with generally accepted accounting principles in the United States (“U.S. GAAP”).  The SEC has not provided us with notice asserting that any violations of the securities laws have occurred, but there can be no assurance as to the outcome of its investigation. We have already incurred, and expect to continue to incur, significant legal expenses arising from the investigation. If the SEC were to institute legal action, we could face fines and penalties in an amount that could be material and we could be required to take remedial actions determined by the SEC or a court.

The SEC has a broad range of civil and criminal sanctions under the securities laws and regulations, which it may seek to impose against entities and individuals in appropriate circumstances including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. It has entered into agreements with, and obtained a range of sanctions against, several public corporations and individuals arising from allegations of improper payments and deficiencies in books and records and internal controls, whereby civil and criminal penalties were imposed. Recent civil and criminal settlements have included multi-million dollar fines, deferred prosecution agreements, guilty pleas, and other sanctions. Any of these remedial measures, if applicable to us, could have a material adverse impact on our business, results of operations, financial condition and liquidity.

At this point we are unable to predict the duration, scope or result of the SEC investigation or whether the SEC will commence any legal action. The SEC investigation could adversely affect the course of the pending Shareholder Lawsuits.

EXTENSION OF WARRANT EXPIRATION DATE

In March 2011 the Company extended the expiration date of its outstanding warrants to April 30, 2012.  The remaining terms of the warrants remained unchanged.

EXCHANGE RATE INFORMATION

The following table sets forth information obtained from the Federal Reserve Bank of New York concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.  These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Report on Form 6-K or will use in the preparation of our other periodic reports or any other information we may provide to you.

	Period End	Period Average	Period High	Period Low
		(Renminbi per U.S.$1.00)

2005	8.0702	8.8259	8.2765	8.0755
2006	7.8087	7.9602	8.0654	7.8219
2007	7.3046	7.5920	7.7876	7.3682
2008	6.8388	6.9253	7.2405	6.8281
2009	6.8282	6.8314	6.8363	6.8267
2010	6.5871	6.2616	6.8285	6.6497
September 2010	6.6911	6.7396	6.8120	6.6473
October 2010	6.6707	6.6678	6.7652	6.6334
November 2010	6.6670	6.6538	6.6817	6.6096
December 2010	6.6023	6.6497	6.7013	6.6240
January 2011	6.6064	6.5964	6.6534	6.5359
February 2011	6.5716	6.5761	6.6012	6.5486

For purposes of the above table:

•
The period end figures shown for 2005, 2006, 2007, 2008 and 2009 are the December month-end exchange rates reported by www.chinability.com.  The period end figures for 2010, and each of the monthly periods listed are the exchange rates on the last trading day of such period reported by www.x-rates.com.

•
For each annual period listed, the period average is an average of the average daily exchange rates (noon buying rates in New York City of cable transfers payable in foreign currencies) for each month during the period as reported by the Board of Governors of the Federal Reserve System.  For each monthly period listed, the period average is the average of the daily rates (noon buying rates in New York City of cable transfers payable in foreign currencies) for such month as reported by the Board of Governors of the Federal Reserve System.

•
For each annual period, the period high represents the highest monthly period average daily exchange rate (noon buying rates in New York City of cable transfers payable in foreign currencies) during such annual period and the period low represents the lowest monthly period average daily exchange rate (noon buying rates in New York City of cable transfers payable in foreign currencies) during such annual period, in each case as reported by the Board of Governors of the Federal Reserve System.  For each monthly period, the period high and the period low exchange rate represents the highest or lowest, as applicable, daily exchange rate reported on www.exchange-rates.org.

 RISK FACTORS

The following risk factors and other information included in this Report on Form 6-K should be considered carefully, as any one of them could materially and adversely affect our business, financial condition or results of operations. While we describe each risk separately, some of the risks are interrelated and certain risks could trigger the applicability of other risks described below.  Moreover, the risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial could materially and adversely impact our business, financial condition or results of operations. If our business, financial condition, operating results and cash flows are materially and adversely affected, then the trading price of our stock could decline, and you could lose all or part of your investment.  We cannot assure you that we will successfully address any of these risks.

RISKS RELATED TO THE COMPANY

THE DELAY IN FILING OUR 2009 ANNUAL REPORT ON FORM 20-F AND THE DELISTING OF OUR SHARES FROM NASDAQ HAVE SUBJECTED US TO SHAREHOLDER LAWSUITS AND TO AN SEC INVESTIGATION, EITHER OF WHICH MAY MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS

We have been delayed in filing our 2009 Annual Report on Form 20-F due to the process of reviewing, and obtaining adequate documentation to support and determine the appropriate accounting treatment of, certain related-party transactions aggregating approximately $7.7 million during 2009 between our subsidiary Hunan Tongxin and a related party, Changsha Meihua Vehicle Manufacture Co., Ltd.  As a result of that delay, and effective at the opening of the trading session on November 1, 2010, our ordinary shares, warrants and units were delisted from Nasdaq.  Following such delisting, in January 2011, TXI and certain of its current and former officers were sued in four separate lawsuits:  Michael A. Goldstein v. Tongxin International Ltd., et al., No. 2:11-CV-348 RSWL (UGC) (C.D. Cal.); Richard  A. Potrykus v. Tongxin International Ltd., et al., No. CV 11-00803 SJC (FMD) (C.D. Cal.); Hong Liu v. Tongxin International Ltd., et al., No. CV 11-00671 JSC (FFM) (C.D. Cal.); and Todd Augenbaum v. Tongxin International Ltd., et al., No CV 11-0010 (E.D. N.Y.).  In addition, in January 2011 the Securities and Exchange Commission advised us that it had commenced a non-public formal investigation into the circumstances surrounding the related party transactions with Meihua and the circumstances surrounding our failure to timely file our 2009 Annual Report on Form 20-F.

Each of the Shareholder Lawsuits is a class action brought on behalf of all persons who purchased or otherwise acquired our shares between May 15, 2009 and December 14, 2010.  The allegations in the Shareholder Lawsuits are substantially similar and essentially allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. The plaintiffs in the Shareholder Lawsuits seek unspecified damages, interest, and an award of attorneys’ fees and costs.

Even though we believe that the Shareholder Lawsuits have no merit; we cannot assure you that the outcome of the litigation will be in our favor. Although the issuer of our existing D&O insurance has reserved the right to deny coverage for, among other things, any amount awarded as a result of intentional misconduct, any amount that is restitutionary in nature or that constitutes disgorgement, and/or any amount that is otherwise uninsurable as a matter of law, we currently believe that our existing D&O insurance will cover lawsuits of this kind.  However, if the sum of the litigation’s cost and a potential settlement or damages amount exceeds the amount of our coverage, or if the insurers successfully deny coverage, then the litigation could adversely impact our financial situation.

While the SEC has not provided us with notice asserting that any violations of the securities laws have occurred, but there can be no assurance as to the outcome of its investigation. We have already incurred, and expect to continue to incur, significant legal expenses arising from the investigation. If the SEC were to institute legal action, we could face fines and penalties in an amount that could be material and we could be required to take remedial actions determined by the SEC or a court.  These events could adversely impact our financial situation.

At this point, we are unable to predict the duration, scope or result of Shareholder Lawsuits or the SEC investigation or whether the SEC will commence any legal action. The SEC investigation could adversely affect the course of the pending Shareholder Lawsuits against the Company.  More importantly, the pending Shareholder Lawsuits and the pending SEC investigation could subject us to significant costs and could divert management attention.  We have already incurred, and expect to continue to incur, significant legal expenses arising from the pending Shareholder Lawsuits and the pending SEC investigation. These expenses will adversely impact our financial situation.

WE MAY HAVE DIFFICULTY ESTABLISHING ADEQUATE INTERNAL CONTROLS

Most PRC companies historically have been less focused on establishing Western style financial reporting concepts and practices, as well as in modern banking, and other internal control systems. We may have difficulty in hiring and retaining a sufficient number of qualified internal control employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet U.S. GAAP standards and the attainment of SOX compliance.

A DECREASE IN THE RATE OF GROWTH IN THE CHINESE AND VIETNAMESE ECONOMIES AND AUTOMOTIVE MARKETS MAY ADVERSELY AFFECT OUR OPERATING RESULTS

Automotive Original Equipment Manufacturers (“OEMs”) operating in China and Vietnam are the current sources of our revenues.  Our business has benefited in the past from the rapid expansion of China’s automotive industry, which has created additional demand from OEMs and led to the formation of additional OEMs that have need for our products and services.  The Chinese and Vietnamese economies may not be able to sustain this rate of growth in the future and any reduction in the rates of growth could adversely affect our revenues.

WE DO NOT HAVE LONG-TERM PURCHASE COMMITMENTS FROM OUR CUSTOMERS

We are engaged in the design, manufacturing, sales and aftermarket servicing of EVBS and related components. Our revenues result from over 130 individual OEM contracts (and several OEM contracts in export markets) that are subject to annual renewals. Furthermore, OEMs may change, delay or terminate orders for EVBS without notice for any number of reasons unrelated to us, including lack of market acceptance for the OEMs’ vehicles. As a result, in order to maintain and expand our business, we must be able to replenish the orders in our pipeline on a yearly basis. It is possible that some of our potential customers could choose the products of our competitors or decide to manufacture their EVBS requirements in-house. Should they do so, our business and profitability could be adversely impacted.

WE FACE COMPETITION FROM DOMESTIC COMPETITORS IN CHINA AND FROM OTHER COMPETITORS IN THE EXPORT MARKETS

We operate in a competitive environment with at least 10 competitive domestic independent suppliers in China, which are in addition to competition from OEM in-house operations. These OEM in-house operations are capable of matching our products and services and have substantially greater financial resources than us.  Such competition could adversely impact our business and profitability.

IF WE ARE NOT ABLE TO DEVELOP NEW PRODUCTS, THEN OUR SALES WILL SUFFER

Our success depends, in significant part, on our ability to develop products that customers will accept. We may not be able to develop successful new products in a timely fashion. Our commitment to customizing products to address particular needs of our customers could burden our resources or delay the delivery of our products.

OUR PLAN TO ENTER OTHER INTERNATIONAL EXPORT MARKETS MAY NOT PROVE SUCCESSFUL

During 2009, we conducted approximately 90% of our business within China and 10% in Vietnam.  We have plans to enter other international markets in the future.  Additionally, we have plans to enter other international markets in 2010. While the manner in which we plan to do so is not expected to involve large amounts of capital, it will involve key resources. In addition, entrance into these export markets will require meaningful amounts of management time and attention. Our products and overall approach to EVBS may not be accepted in other markets to the extent needed to make that effort profitable. Also, the additional demands on our management from these activities may detract from our efforts in the domestic Chinese market, causing our operating results to be adversely affected.

As we enter new geographic markets, we will also face international competitors who are much better established and more experienced than us, have substantially greater financial resources, operate in many international markets and provide quality products at international levels. As a result, they are in a strong position to compete effectively with it by, for example, reducing their prices, which could force us to reduce our.

WE MAY NOT BE ABLE TO SECURE FINANCING FOR FUTURE OPERATING NEEDS ON ACCEPTABLE TERMS, OR ON ANY TERMS AT ALL

From time to time, we may seek additional equity or debt financing, within the PRC or outside the PRC, to provide the capital required to maintain or expand our design and production facilities and equipment and/or working capital. We cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available with satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired, and our operating results may suffer.

FAILURE TO MANAGE OUR PRODUCT PROGRAMS EFFECTIVELY COULD ADVERSELY AFFECT OUR OPERATIONS

We have increased the number of our product programs and we intend to expand further the number and diversity of our products. We have also increased the number of our manufacturing locations. Our ability to manage our planned growth effectively will require us to:

*	enhance our quality, operational, financial and management systems;

*	expand our facilities and equipment; and

*	successfully hire, train and motivate additional employees, including technical personnel necessary to operate our die design and fabrication facility.

An expansion of our product range, manufacturing and sales, will result in increases in our overhead and selling expenses. It may also require us to increase staffing and our expenditures on plant, equipment and property in order to meet the anticipated customer demand. Customers, however, generally do not commit to firm production schedules for more than a short time in advance. Any increase in expenditures in anticipation of future orders that do not materialize would adversely affect our profitability. Customers also may require rapid increases in design and production services that would place an excessive short-term burden on our resources and could reduce our profitability.

DIFFICULTY IN THE PROCUREMENT OF RAW MATERIALS USED BY US OR SHARP INCREASES IN THE PRICES OF THESE RAW MATERIALS COULD HAVE AN ADVERSE EFFECT ON OUR PERFORMANCE

We purchase raw materials and components to manufacture our products. In recent years, demand for these materials in China has risen substantially. If we are unable to obtain the necessary quantities of these materials, there may be an adverse effect on our production schedules.

Demand in China and other emerging countries has begun to recover, and is expanding much faster than in developed countries. Under such circumstances, it may take longer, and could take substantially longer, for us to procure some or all of our raw materials and components. In addition, since the demand for raw materials and components used by us for our production has grown larger in emerging countries, prices may increase. Decrease in production capacity of suppliers caused by labor shortage and other factors may also push up the prices of raw materials and components.

If increases in the prices of materials and components needed for manufacturing our products cannot be offset by improvements in our productivity, other internal cost-cutting efforts and/or increases in the prices of our final products, this may have an adverse impact on our financial condition and results of operations.

RISKS RELATING TO THE PEOPLE’S REPUBLIC OF CHINA

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

THE PRC’S ECONOMIC, POLITICAL AND SOCIAL CONDITIONS, AS WELL AS GOVERNMENTAL POLICIES, COULD AFFECT THE FINANCIAL MARKETS IN CHINA AND OUR LIQUIDITY AND ACCESS TO CAPITAL AND OUR ABILITY TO OPERATE OUR BUSINESS

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. Moreover, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to slow down specific segments of China’s economy which it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

THE PRC LEGAL SYSTEM EMBODIES UNCERTAINTIES WHICH COULD LIMIT THE LEGAL PROTECTIONS AVAILABLE TO YOU AND US

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 30 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Each of our PRC operating subsidiaries and affiliates is subject to PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. For example, these uncertainties may impede our ability to enforce the contracts we have entered into with others. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operation. In addition, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the advertising industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with others, and other foreign investors, including you.

WE ARE SUBJECT TO VARIOUS TAX REGIMES

We have a wholly owned subsidiary in the PRC, a wholly-owned subsidiary in Hong Kong, and we are incorporated in the BVI. As a result, we are subject to the tax regimes of each of those jurisdictions. Any change in tax laws and regulations or the interpretation or application thereof, either internally in one of those jurisdictions or as between those jurisdictions, may adversely affect our profitability and tax liabilities. At the present time there is no corporate income tax in the BVI or in Hong Kong.

We generated substantially all our net income from our PRC operations. Our China operations are conducted through various subsidiaries and VIEs. Pursuant to the PRC Income Tax Laws, our subsidiaries and VIEs are generally subject to EIT at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. As Hunan Tongxin is qualified as a “new and high technology enterprise” under PRC Income Tax Laws, it is subject to a preferential tax rate of 15%, retroactive to January 1, 2009.  Such status was originally granted for three fiscal years ending December 31, 2011, and was recently extended to December 31, 2012.

The China Corporate Income Tax Law, which became effective on January 1, 2008, changed the income tax rates for most enterprises from 33% to 25%.  There will be a transition period through 2012 for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the new law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate.

Most of the Company’s subsidiaries and VIEs are expected to transition from 33% to 25% starting from January 1, 2008. Those that currently enjoy a lower tax rate of 15% will gradually transition to the uniform tax rate of 25% from 2008 to 2012 unless the Company maintains its “new and high technology enterprise” status under the new tax law.

RESTRICTIONS ON CURRENCY EXCHANGE MAY LIMIT OUR ABILITY TO UTILIZE OUR REVENUES EFFECTIVELY AND OUR ABILITY TO PAY DIVIDENDS IN FOREIGN CURRENCY

Substantially all of our revenues and operating expenses are denominated in Renminbi. The RMB is not presently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside the PRC or to make dividends or other payments in United States dollars. The PRC government, through the State Administration for Foreign Exchange (“SAFE”), regulates conversion of RMB into foreign currencies. Currently, Foreign Invested Enterprises (“FIE”) are required to apply for “Foreign Exchange Registration Certificates” and to renew those certificates annually. A FIE is any one of a number of legal structures under which a company can participate in the Chinese economy. These entities tend to have tight government regulation at nearly every important business juncture, which limits the efficiency at which any foreign company can profit from foreign ventures as well as the amount of control that a foreign parent has over the FIE. However, even with that certification, conversion of currency in the “capital account” (e.g. for capital items such as direct investments or loans) still requires the approval of SAFE. There is no assurance that SAFE approval will be obtained, and if it is not, our business activities could be impeded.

FLUCTUATIONS IN EXCHANGE RATES COULD RESULT IN FOREIGN CURRENCY EXCHANGE LOSSES

Because our earnings and cash and cash equivalent assets are denominated in Renminbi, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

THE CHINESE GOVERNMENT COULD CHANGE ITS POLICIES TOWARD THE DOMESTIC AUTOMOTIVE INDUSTRY WHICH COULD HARM OUR CHINA OPERATIONS

Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government that result in a change of laws, regulations, their interpretation, or the imposition of high levels of taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect our business and operating results.

BECAUSE OUR OPERATIONS ARE INTERNATIONAL, WE ARE SUBJECT TO SIGNIFICANT WORLDWIDE POLITICAL, ECONOMIC, LEGAL AND OTHER UNCERTAINTIES

TXI is incorporated in the BVI and has its principal operations in China. Because Hunan Tongxin manufactures all of its products in China, substantially all of the net book value of our total consolidated fixed assets is located there. Currently nearly all of our sales have been within China, although we are expanding our efforts to sell our products internationally as well.  Protectionist trade legislation in the United States or other countries, such as a change in export or import legislation, tariff or duty structures, or other trade policies, could adversely affect our ability to sell products in these markets.

We are also subject to numerous national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product specifications. Laws and regulations governing our relationship with its employees include wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. Compliance with applicable labor laws and regulations could require substantial resources.  Hunan Tongxin is subject to significant government regulation with regard to property ownership and use in connection with its leased facilities in China, import restrictions, currency restrictions and restrictions on the volume of domestic sales and other areas of regulation, all of which impact our profits and operating results.

RISKS RELATED TO OUR SHARES

OUR SHARES ARE QUOTED ONLY ON THE OTC BULLETIN BOARD AND THE PINK SHEETS SO THERE MAY NOT BE A SUSTAINED TRADING MARKET FOR OUR SHARES

Effective at the opening of the trading session on November 1, 2010, our ordinary shares, warrants and units were delisted from Nasdaq.  Since then, they have been quoted on the Over-The-Counter Bulletin Board, an electronic quotation medium regulated by the Financial Industry Regulatory Authority, and on the “Pink Sheets,” in each instance under the symbol “TXIC.”

Securities traded on the OTCBB or the Pink Sheets typically have low trading volumes.  In addition, the delisting of our shares could diminish interest in our ordinary shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our ordinary shares.  Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

Each of the OTCBB and the Pink Sheets is a market maker or dealer-driven system offering quotation and trading reporting capabilities – a regulated quotation service – that displays real-time quotes, last-sale prices, and volume information in OTC equity securities.  OTCBB securities and Pink Sheet securities are not listed and traded on the floor of an organized national or regional stock exchange.  Instead, OTCBB and Pink Sheet securities transactions are conducted through a telephone and computer network connecting market makers or dealers in stocks.

Given the nature of the OTCBB and the Pink Sheets, shareholders may find it difficult to dispose of, or to obtain accurate quotations as to the price of, our shares, the liquidity of our shares may be reduced, making it difficult for a stockholder to buy or sell our stock at competitive market prices or at all.  Accordingly, you should be able to bear the financial risk of losing your entire investment.

There is no assurance there will be an active, liquid trading market for our securities in the future.

OUR SHARES MAY BE SUBJECT TO SIGNIFICANT RESTRICTION ON RESALE DUE TO FEDERAL PENNY STOCK RESTRICTIONS

The SEC has adopted rules that regulate broker or dealer practices in connection with the transactions in penny stocks.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system).  The penny stock rules require a broker or dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker or dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker or dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The penny stock rules also require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker or dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for our stock that becomes subject to the penny stock rules, and accordingly, holders of our shares may find it difficult to sell their securities, if at all.

OUR SHARES ARE VULNERABLE TO VOLATILE MARKET CONDITIONS

The markets for equity securities have been volatile. The market prices of our shares have been highly volatile and are subject to wide fluctuations in response to variations in operating results, news announcements, trading volume, general market trends both domestically and internationally, currency movements and interest rate fluctuations or sales of common shares by our officers, directors and our principal shareholders, customers, suppliers or other publicly traded companies. Certain events, such as the issuance of shares upon the exercise of our outstanding warrants, could also materially and adversely affect the prevailing market price of our shares. Further, the stock markets in general have recently experienced price and volume fluctuations that have affected the market prices of equity securities of many companies and that have been unrelated or disproportionate to the operating performance of such companies. These fluctuations may materially and adversely affect the market price of our securities and the ability to resell shares at or above the price paid, or at any price.

WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR SHARES IN THE FORESEEABLE FUTURE

Although our stockholders may receive dividends if, as and when declared by our board of directors, we do not intend to pay dividends on our common stock in the foreseeable future.  Therefore, you should not purchase our common stock if you need immediate or future income by way of dividends from your investment.

FUTURE SALES BY OUR STOCKHOLDERS MAY ADVERSELY AFFECT OUR SHARE PRICE AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS

Sales of our shares in the public market could lower the market price of our shares. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. As of December 31, 2009, we had 13,408,581 ordinary shares outstanding, without taking into account shares issuable upon exercise of outstanding warrants or options. As of December 31, 2010, we had 14,205,985 ordinary shares outstanding, without taking into account shares issuable upon exercise of outstanding warrants or options.

Historically, trading volume of our shares has been relatively low.  We cannot predict the effect, if any, of market sales of securities held by our significant shareholders or any other shareholders or the availability of these securities for future sale will have on the market price of our ordinary shares.

Furthermore, we may need to do additional financing in the future in the form of our ordinary shares or securities convertible into, or exchangeable for, our ordinary shares, which will further dilute the shareholding of shareholders and may result in decline of our share price.

CERTAIN PROVISIONS IN OUR ORGANIZATIONAL DOCUMENTS MAY DISCOURAGE OUR ACQUISITION BY A THIRD PARTY, WHICH WOULD LIMIT YOUR OPPORTUNITY TO SELL YOUR SHARES AT A PREMIUM

Our Memorandum and Articles of Association include provisions that could limit the ability of others to acquire control of us.  Under those provisions, our board has the power to issue preferred shares with such rights attaching to them as they decide and that this power could be used in a manner that would delay, defer or prevent a change of control of our company.  These provisions could have the effect of depriving you of an opportunity to sell your shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

AS A FOREIGN PRIVATE ISSUER, WE MAY FOLLOW CERTAIN HOME COUNTRY CORPORATE GOVERNANCE PRACTICES

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices.  Even though we are a company incorporated in the BVI, we endeavor to follow Nasdaq requirements with respect to, among other things, the composition and independency of our board.  However, we expect to follow BVI law instead of Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the Company and certain acquisitions of the stock or assets of another company.

In addition, while we are obligated to file an annual report on Form 20-F with audited financial statements and a report on Form 6-K at such times as we release information to the public either voluntarily or pursuant to the BVI laws, our frequency of filing these financial and other information is not anticipated to be equivalent to that of a domestic United States company that is subject to the rules and regulations of the SEC.

WE ARE A BVI COMPANY AND BECAUSE JUDICIAL PRECEDENT REGARDING THE RIGHTS OF SHAREHOLDERS IS MORE LIMITED UNDER BVI LAW, YOU MAY HAVE LESS PROTECTION FOR YOUR SHAREHOLDER RIGHTS THAN YOU WOULD UNDER U.S. LAW

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act of 2004 and the common law of the BVI.  The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI.  The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the BVI.  The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not necessarily as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States.  In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.  In addition, BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.  As a result of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board or controlling shareholders than they would as public shareholders of a company incorporated in a U.S. jurisdiction.

HISTORY AND DEVELOPMENT OF THE COMPANY

TONGXIN INTERNATIONAL LTD.

Our legal name is Tongxin International Ltd. and we were incorporated in the BVI on February 12, 2008. Our United States executive offices are located at 199 Pierce Street, Suite 202, Birmingham, Michigan, 48009, and our telephone number is (248) 593-8330.  Our registered office in the BVI is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola.  We maintain an Internet website at www.txicint.com.

HUNAN TONGXIN ENTERPRISE CO., LTD.

Hunan Tongxin Enterprise Co Ltd. (“Hunan Tongxin”), a wholly owned foreign enterprise of TXI, was established under the laws of the PRC on November 27, 1984 as Changsha Meihua Automobile Factory Co., Ltd. On November 2, 2000, Hunan Tongxin was converted into a stock holding company. Currently Hunan Tongxin conducts its business operations, which include the design, development, manufacture, sales and servicing of automotive EVBS, body panels, and dies, primarily in the PRC, with some exports to Vietnam.

For the fiscal years ended December 31, 2007, 2008, and 2009, Hunan Tongxin generated approximately $89.9 million, $98.4 million, and $121.0 million in revenue, respectively, principally from its sales of EVBS to Chinese customers in the automotive commercial vehicle market.  Management believes that Hunan Tongxin is the largest independent Chinese supplier of commercial vehicle EVBS. It is capable of providing exterior body panels for both passenger and commercial vehicles in addition to designing, fabricating and testing stamping dies for processing of body panels. Hunan Tongxin also provides complete cab structures for commercial vehicles. EVBS consists of exterior body panels including doors, hoods, side panels and fenders.

The current management of Hunan Tongxin is led by Mr. Zhang Duanxiang, the current Chairman of TXI and a member of the TXI board of directors  (“BOD”) and Chief Executive Officer of Hunan Tongxin and Mr. Peng Weiwu, Chief Operating Officer of Hunan Tongxin and Director of the TXI BOD.  Mr. Zhang and Mr. Peng have primary responsibility for managing the day to day operations of Hunan Tongxin.

The mailing address of Hunan Tongxin’s principal executive offices is Hunan Tongxin Enterprise Co., Ltd., Jiangbei Village, Changsha County, 410135, People’s Republic of China, and the phone number is : (86)-731-629-0047

ASIA AUTOMOTIVE ACQUISITION CORPORATION

Asia Automotive Acquisition Corporation (“AAAC”) was the predecessor company to TXI. AAAC was a blank check company organized under the laws of the State of Delaware on June 21, 2005. AAAC was formed with the purpose of effecting a merger, capital stock exchange, equity acquisition or other similar business combination with one or more operating businesses within the global automotive component industry that have their primary operating facilities located in China, India or the Association of South Eastern Asian Nations (“ASEAN”).  In April 2006, AAAC successfully consummated an initial public offering of its equity securities and began public trading of common stock, warrants and units on the Over-The-Counter Bulletin Board under the symbols AAAC, AAACW and AAACU, respectively.

On April 17, 2008 the AAAC shareholders approved a business combination between AAAC and Hunan Tongxin and the merger of AAAC into a wholly owned subsidiary formed under the laws of British Virgin Islands (“BVI”) for the purposes of redomestication of the company to the BVI.  The name of the surviving entity is Tongxin International, Ltd.

SUBSIDIARIES

TXI has five wholly-owned subsidiaries:  Hunan Tongxin Mould Manufacturing Co., Ltd., a China entity that is engaged in the design and fabrication of dies and moulds.  Zhucheng Hunan Tongxin Autobody Co. Ltd., a China entity that is engaged in EVBS and truck cab assembly.  Hunan Tongxin Ziyang Autobody Co. Ltd., a China entity that is engaged in EVBS and truck cab assembly.  Tongxin International, Hong Kong Ltd., a China entity formed to facilitate the exports of products from by Hunan Tongxin Import & Export Co. Ltd., another subsidiary of TXI responsible for exporting TXI products.

BUSINESS OVERVIEW

GENERAL

Management believes that Hunan Tongxin is  the largest independent supplier of EVBS in China capable of providing EVBS for both the commercial truck and light vehicle market segments.  EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders.  The Company also designs, fabricates and tests dies used in the vehicle body structure manufacturing process.   Tongxin maintains a network of more than 130 customers throughout 28 provinces in China.  Headquartered in Changsha, Tongxin also maintains regional manufacturing sites in Dali, Ziyang and Zhucheng.

Hunan Tongxin’s goal is to become one of the world’s premier EVBS companies.

The principal elements of its core business strategies are as follows:

*	Maintaining its leadership position in China’s EVBS market;

*	Enhancing the leadership position in die design and fabrication;

*	Increasing value added content for cab assembly; and

*	Focusing on high-value EVBS design services.

PRODUCTS AND SERVICES

Hunan Tongxin offers a wide variety of exterior body panels and cabs for passenger and commercial vehicles. It provides more than 90 different cab structures including those outfitted with complete interiors. The Company has the capability to design, fabricate and test progressive stamping dies and moulds for its own use and for sales to other companies. It is involved with its customers early on in the vehicle design process as the exterior vehicle structure is being designed. Hunan Tongxin is linked with its customers through its computer aided design (“CAD”) systems allowing for instantaneous transfer of engineering drawings and specifications.

PRODUCT ENGINEERING & TECHNOLOGY

Hunan Tongxin’s business and long-term development rely on its ability to provide state of the art die design and fabrication and a full range of EVBS products. The technical staff totals 110 employees or 53% of its management staff. Its technical equipment capability includes:

*	Flexible 3D Laser Scan System;

*	3D Laser cutting;

*	CAD workstations;

*	3D coordinating measuring machine;

*	Die Try-out; and

*	Press capabilities from 400 tons to 2,400 tons.

Hunan Tongxin maintains a close working relationship with the local provincial automotive body research center with Hunan University and has cooperative technical relationships with key customers including Foton Beiqi, Changan, Dongfeng and First Auto Works.

INTELLECTUAL PROPERTY RIGHTS

Hunan Tongxin relies on a combination of patent, trademarks and other intellectual property laws, nondisclosure agreements and other protective measures to protect its proprietary rights. It has four design and utility patents registered in China. Hunan Tongxin also utilizes unpatented proprietary know-how and trade secrets and employs various methods to protect its trade secrets and know-how.

Hunan Tongxin markets its EVBS products under the brand “Hunan Tongxin.” The brand name has been well-established over the years and the Company believes that it is recognized by industry participants to be associated with high quality and reliable products. Hunan Tongxin has obtained both brand name and trademark protection in the PRC.

MARKETING, SALES AND CUSTOMER SUPPORT

Hunan Tongxin conducts its marketing, sales and customer support through a team of eleven sales personnel located across five sales locations in China.  It currently services over 130 customers in 28 different regions

Hunan Tongxin provides training for its sales personnel twice a year and includes updates of the latest product technology and sales administration including accounts receivable, customer liaison, and price negotiations.

MANUFACTURING AND QUALITY SYSTEMS

Hunan Tongxin designs specific stamping manufacturing and assembly processes. The dies utilized in its stamping process are developed and fabricated in-house by Hunan Tongxin’s Mould Plant Subsidiary.  Its EVBS products are processed from sheet steel. This sheet steel is cold carbon-rolled steel and accounts for approximately 70% of cost of goods sold and about 98% of Hunan Tongxin’s total cost of raw material. As a result, Hunan Tongxin has negotiated a material adjustment clause with its customers. This adjustment clause allows Hunan Tongxin to adjust the selling prices to its customers based upon the cost of steel.

 Hunan Tongxin processing capabilities include:

*	Steel shearing;

*	Progressive stamping;

*	Welding and joining;

*	Atmospheric furnaces; and

*	Cathodic painting systems.

Hunan Tongxin has die design and fabrication capability and a wide variety of products including semi-finished and finished cabs and related body panels which provide competitive advantages over its domestic Chinese competitors. Compared to its competitors, management believes that Hunan Tongxin has competitive advantages that include the following elements:

*	Utilizing a large, low cost die design and fabrication facility and technical staff that permits Hunan Tongxin to provide a custom solution to its customers at a lower price and quicker delivery;

*	Providing a one stop solution for customers consisting of 90 different types of EVBS products;

*	Servicing over 130 customers providing access to all major OEM regional vehicle assembly sites in China;

*	Locating sales personnel in various customer regions to help match Hunan Tongxin’s product capabilities to customer needs;

*	An in-depth understanding of the local Chinese commercial vehicle market that enables Hunan Tongxin to design a custom fit for a particular vehicle size, type and level of styling;

*	Close technical cooperative relationships with its customers, including Foton Beiqi, Changan, Dongfeng and First Auto Works.

Hunan Tongxin obtained ISO 9001-2000 international quality management system certification in 2002.  In September, 2008 Hunan Tongxin began the initial phases of implementing a Production Part Approval Process (PPAP). PPAP is used throughout the automotive industry to formally reduce risks prior to product or service release, in a team oriented manner using well established tools and techniques.

COMPETITION

Hunan Tongxin’s competitors include both Chinese OEMs of commercial trucks and domestic independent  suppliers. The OEMs, which include First Auto Works, Second Auto Works and Beiqi Foton possess the capability to manufacture some portion of their requirements for EVBS and EVBS components.  Chinese domestic independent suppliers generally do not have the product scope and engineering capability compared to Hunan Tongxin.

For 2009 Hunan Tongxin captured an estimated 11.9% of the total China market for cabs in the commercial vehicle segment.

GOVERNMENT REGULATIONS

Tongxin International and Hunan Tongxin are subject to different government regulations in the countries and areas in which they do business, such as required business and investment regulations approvals, export regulations based on national-security or other reasons, and other export and import regulations such as tariffs, as well as commercial, antitrust, patent, consumer and business taxation, exchange control, and environment and recycling laws and regulations.  If countries to which we export our products adopt new protectionist trade policies or strengthen its tariff policy, such changes may affect our exports and sales.

EMPLOYEES

Hunan Tongxin employs approximately 2,100 people, of which 200 are considered manufacturing support personnel, a concentration of engineering and technical talent that Hunan Tongxin believes is superior to that of its competitors. Management believes that Hunan Tongxin’s strong reputation allows it to attract and retain the engineering talent it needs to execute its business strategy. As the prevailing wage for engineers in China is considerably less than the equivalent rates in Western economies, Hunan Tongxin sees this as a significant competitive advantage.

PROPERTIES

Hunan Tongxin’s main administrative office and manufacturing facilities are located in Changsha, China. Other manufacturing sites are located in Chengdu and Qingdao China. All properties, except for a leased site in Qingdao, are owned by Hunan Tongxin.  Management believes that these facilities are adequate for its current needs.

LEGAL PROCEEDINGS

As of December 31, 2009, neither TXI nor Hunan Tongxin was involved in any legal proceedings, nor were we then aware of any pending or threatened legal proceedings, which could have a significant effect on the business, financial position, results of operations or liquidity of TXI or Hunan Tongxin.

However, the Company is currently subject to a number of legal proceedings that could have a material adverse impact on our business, results of operations, financial condition and liquidity.  These proceedings include the following:

Chang Arbitration:  On November 20, 2010, TXI’s board of directors removed Ms. Jackie Chang as Chief Financial Officer of the Company. Ms. Chang has filed an arbitration claim against the Company in Michigan seeking damages, including punitive damages, on claims for wrongful termination, defamation and other wrongful conduct.  On March 1, 2011, the Company filed its counterclaim in the arbitration proceeding.  The Company’s counterclaim includes claims for breach of contract, breach of fiduciary duty, embezzlement/conversion, unjust enrichment, money had and received, violation of the Computer Fraud and Abuse Act.  The Company is seeking an accounting, injunctive relief and damages in excess of $2,000,000.

Shareholder Litigation:  In January 2011, TXI and certain of its current and former officers were sued in four separate lawsuits:  Michael A. Goldstein v. Tongxin International Ltd., et al., No. 2:11-CV-348 RSWL (UGC) (C.D. Cal.); Richard  A. Potrykus v. Tongxin International Ltd., et al., No. CV 11-00803 SJC (FMD) (C.D. Cal.); Hong Liu v. Tongxin International Ltd., et al., No. CV 11-00671 JSC (FFM) (C.D. Cal.); and Todd Augenbaum v. Tongxin International Ltd., et al., No CV 11-0010 (E.D. N.Y.).  Each of the Shareholder Lawsuits is a class action brought on behalf of all persons who purchased or otherwise acquired our shares between May 15, 2009 and December 14, 2010.  The allegations in the Shareholder Lawsuits are substantially similar and essentially allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. The plaintiffs in the Shareholder Lawsuits seek unspecified damages, interest, and an award of attorneys’ fees and costs.

Even though we believe that the Shareholder Lawsuits have no merit; we cannot assure you that the outcome of the litigation will be in our favor. Although the issuer of our existing D&O insurance has reserved the right to deny coverage for, among other things, any amount awarded as a result of intentional misconduct, any amount that is restitutionary in nature or that constitutes disgorgement, and/or any amount that is otherwise uninsurable as a matter of law, we currently believe that our existing D&O insurance will cover lawsuits of this kind.  However, if the sum of the litigation’s cost and a potential settlement or damages amount exceeds the amount of our coverage, or if the insurers successfully deny coverage, then the litigation could adversely impact our financial situation.

Pending SEC Investigation:  In January 2011 the Securities and Exchange Commission advised us that it had commenced a non-public formal investigation into the circumstances surrounding the related party transactions with Meihua and the circumstances surrounding our failure to timely file our 2009 Annual Report on Form 20-F.  We have been fully cooperating with the SEC in connection with its investigation.  The Company remains confident that its accounting of the related party transactions with Meihua are correct and in compliance with U.S. GAAP.  The SEC has not provided us with notice asserting that any violations of the securities laws have occurred, but there can be no assurance as to the outcome of its investigation. We have already incurred, and expect to continue to incur, significant legal expenses arising from the investigation. If the SEC were to institute legal action, we could face fines and penalties in an amount that could be material and we could be required to take remedial actions determined by the SEC or a court.

The SEC has a broad range of civil and criminal sanctions under the securities laws and regulations, which it may seek to impose against entities and individuals in appropriate circumstances including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs. It has entered into agreements with, and obtained a range of sanctions against, several public corporations and individuals arising from allegations of improper payments and deficiencies in books and records and internal controls, whereby civil and criminal penalties were imposed. Recent civil and criminal settlements have included multi-million dollar fines, deferred prosecution agreements, guilty pleas, and other sanctions. Any of these remedial measures, if applicable to us, could have a material adverse impact on our business, results of operations, financial condition and liquidity.

At this point we are unable to predict the duration, scope or result of the SEC investigation or whether the SEC will commence any legal action. The SEC investigation could adversely affect the course of the pending Shareholder Lawsuits.

BUSINESS OPPORTUNITIES

Hunan Tongxin currently intends to enter the North American and European collision-parts after-markets (“After-Market”). Management believes that this will significantly increase the opportunity for EVBS sales by taking advantage of the continued availability of its comparative cost advantage versus global suppliers of European and North American OEMs. OEMs prefer to manufacture EVBS components and structures in their own facilities until such time as there is a significant model change or “facelift” (change to exterior appearance of a vehicle). At the time of such model change or “facelift”, the OEM prefers to outsource EVBS components and structures to independent suppliers, such as Hunan Tongxin, to reduce costs and maintain a new product focus in its assembly plants. The After-Market for these components and structures is created by vehicle accidents that result in the replacement of damaged components and represented approximately $3.76 billion in sales for 2008. It is the intent of Hunan Tongxin to work with the OEMs to supply high quality components through the OEM’s distribution network, in these markets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

Hunan Tongxin’s current products include EVBS for light vehicles (Sport Utility Vehicles or SUV) and commercial vehicles (mini, light, medium and heavy duty trucks). The Company designs EVBS and designs and fabricates the dies used in the manufacturing of EVBS. The supply of EVBS is governed by yearly supply contracts which generally are renewed annually. The Company is not paid separately for engineering services as those costs are included in contracts with its customers. In addition, the Company fabricates individual components (fenders, doors, floor pans, side panels and roofs).

NET LOSS FOR 2009

For the year ended December 31, 2009, the Company had a net loss of $16.8 million compared to a net income of $20.5 million in the same period of the prior year.  This decrease was primarily due to loss recognized from the change in fair value of the warrant liability and warrant exercise expenses.  Excluding the loss/gain recognized on the change in fair value of the warrant liability, and warrant exercise expenses, net income would have been $4.1 million in 2009 compared to $6.9 million in 2008, a decrease of $2.8 million.  The decrease in net income is due to the increase in selling, general and administrative expenses mainly from higher selling expenses, finance personnel and professional fees related to SOX/ERP projects.

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 2009 AND 2008.

The information below combines the Predecessor Company four-month period from January 1, 2008 to April 30, 2008 with the Successor Company eight-month period from May 1, 2008 to December 31, 2008 for the purpose of the discussion of 2008 results.

REVENUES

The Company had total revenues of $121.0 million in 2009 compared to $98.4 million in 2008, representing an increase of $22.6 million or 23%. The increase was due primarily to increased unit shipments of finished cabs and components to new customers as well as an increase in EVBS shipments to Vietnam.

COST OF GOODS SOLD (COGS)

COGS was $105.4 million in 2009 compared to $83.5 million in 2008, representing an increase of $21.9 million or 26.2%. The increase in COGS was primarily due to increased sales volume. COGS as a percentage of revenues was 87.0% in 2009 compared to 84.9% in 2008.  Overall, steel prices decreased by approximately 10% on average from 2008 to 2009.  However, this decrease in COGS was offset by higher operational costs including labor costs of $1.2 million, transportation costs of $1 million, and costs for cab components and accessories that carry lower margins of $8.4 million.

GROSS MARGIN

Gross margin, which represents gross profit divided by revenues expressed as a percentage, was 12.9% for the year ended December 31, 2009 compared to 15.1% for the year ended December 31, 2008.  The decrease in gross margin was due to increases in cost of goods sold (partially offset by decreases in steel prices) and increased sales of cab components and accessories that carry lower margins.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Total selling expense was approximately $3.2 million in 2009 compared to $1.9 million in 2008. Selling expenses are comprised of salary of sales personnel, traveling, lodging, entertaining and other expenses related to sales. The increase is mainly due to higher entertainment expenses ($0.5 million), packing expenses ($0.2 million), sales commissions ($0.2 million) , sales tax ($0.1 million), warehouse expense ($0.1 million), and wage and welfare expense ($0.1 million) from the higher sales volume.

General and administrative expenses, including salaries, bonuses, and maintenance and upkeep for the workers’ dormitories, were approximately $ 6.2 million in 2009 compared to $5.1 million in 2008, representing an increase of $1.1 million. The increase is mainly due to higher expenses on finance personnel ($0.5 million) and professional fees related to SOX/ERP projects ($0.6M). General and administrative expenses accounted for 5.1% and 5.0% of total revenues in 2009 and 2008, respectively.

OPERATING INCOME

Operating income decreased $1.1 million or 29.5% to $5.5 million in 2009 compared to $7.8 million in 2008.  As a percentage of total revenues, operating income was 7.7% in 2009 compared to 7.9% in 2008. These decreases were due mainly to increases in cost of goods sold in total revenues and reduced gross margin.

INTEREST EXPENSES

Interest expense was $1.8 million in 2009 compared to $2.7 million in 2008, representing a decrease of approximately $1.0 million.  This decrease reflects a decrease in the weighted average interest rate of 7.5% in 2008 to 6.1% in 2009 and a decrease in average debt outstanding from 2008 to 2009. The Company managed to reduce its debt by $4.9 million to $24.9 million during 2009. As a percentage of total revenues, interest expense was 1.4% in 2009 compared to 2.7% in 2008.

OTHER INCOME AND EXPENSE

Total other expense was $21.4 million for the year ended December 31, 2009 compared to total other income of $18.2 million for the year ended December 31, 2008.  This change was due primarily to a non-cash loss recognized on the warrant liability totaling $20.8 million.  Such non-cash loss resulted from a change in fair value of the Company’s outstanding warrants and warrant exercises during 2009, offset by government subsidy income of $1.2 million

INCOME TAX PROVISION

For the year ended December 31, 2009, the Company’s income tax provision was $0.8 million compared to an income tax provision of $2.8 million in the same period of the prior year. This change was due mainly to the decrease in effective income tax rate. During 2009, Hunan Tongxin was granted status as a “new and high technology enterprise”, which reduced its income tax rate from 25% to 15% retroactive to January 1, 2009. Such status was originally granted for three fiscal years ending December 31, 2011, and was recently extended to December 31, 2012.

NET INCOME

For the year ended December 31, 2009, the Company had a net loss of $16.8 million compared to net income of $20.5 million for the year ended December 31, 2008. This decrease was primarily due to loss recognized from the change in fair value of the warrant liability and warrant exercise expenses. Excluding the loss/gain recognized on the change in fair value of the warrant liability, and warrant exercise expenses, net income would have been $4.1 million in 2009 compared to $6.9 million in 2008, a decrease of $2.8 million or 40.6%.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2009, the Company had total assets of $164.7 million, of which cash was $16.5 million, accounts and notes receivable were $15.8 million, and inventories were $25.1 million. Working capital (deficit) was ($12.1) million and shareholders’ equity was $83.9 million as of December 31, 2009.

To date, we have financed our operations primarily through cash generated from operating activities.

Net cash provided by operating activities was $17.2 million in 2009 compared to $13.3 million in 2008, an increase of $3.9 million. This increase resulted primarily from a decrease in receivables from related parties.

Net cash used in investing activities was $18.1 million in 2009 compared to $17.3 million in 2008. Capital expenditures were $18.0 million for the year ended December 31, 2009 compared to $9.6 million for the year ended December 31, 2008. These capital expenditures were primarily for the purchases of property and equipment.

Net cash provided by financing activities was $5.8 million in 2009 compared to cash used in financing activities of $5.7 million in 2008.   The increase was due primarily from cash proceeds received as a result of the warrant exercises during 2009 of $10.7 million.

WORKING CAPITAL

Working capital is the difference between total current assets and total current liabilities.  As of December 31, 2009, the Company had a working capital deficit of $12.1 million compared to working capital of $3.2 million as of December 31, 2008. This deficit was due primarily to an increase in cash and cash equivalents resulting from operating activities offset by reductions in related party receivables and an increase in the warrant liability.

Total current assets were $67.5 million as of December 31, 2009 compared to $74.7 million as of December 31, 2008, representing a decrease of $7.2 million. The decrease was due mainly from payments received on related-party receivables.

Total current liabilities were $79.7 million as of December 31, 2009 compared to $71.5 million as of December 31, 2008, representing an increase of $8.2 million.  The increase is mainly due to the higher warrant liability.

The following table sets forth Hunan Tongxin’s contractual obligations, including long-term and short-term loans payable as of December 31, 2009 (amounts are expressed in thousands and in U.S. $):

	Less than
Item	1 Year	1-2 Years	2-3 Years	More than	Total
Short-term loans payable	$24,876	—	—	—	$24,876
Interest	1,753				1,753
Total	$26,629	$—	—	—	$26,629

Other than the commercial commitments set forth above, Hunan Tongxin does not have any other short-term and long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

Hunan Tongxin has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties as of December 31, 2009. It has not entered into any foreign currency forward contract. It does not have any other off-balance sheet arrangements except for the contractual obligations and commitments mentioned above as of December 31, 2009. Tongxin believes that there are no off-balance sheet arrangements that have or are reasonably likely to have a material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

EMPLOYEE MATTERS

At December 31, 2009, Hunan Tongxin had a total of approximately 2,100 employees including 1,900 hourly and 200 salary personnel. The remuneration package of its hourly employees is based upon a piecework system whereby each production worker is paid by the unit of product produced by each.

Our sales personnel are responsible for the initial sale as well as the collection of accounts receivable. The sales employees are salaried employees. All employees receive company paid meals and some welfare benefits including workers’ insurance and medical care. Additionally, we currently provide housing subsidies for approximately 300 employees.

Our management believes that it has had success in attracting and retaining highly skilled technical employees and sales and marketing personnel because of its commitment to providing a motivating and interactive work environment that features continuous and extensive professional development opportunities.

DIRECTORS AND SENIOR MANAGEMENT

GENERAL

The following table sets forth certain information regarding our directors and executive officers as of December 31, 2009.

Name	Age	Title	Business Address

Rudy Wilson	60	Director, Chairman & CEO	199 Pierce St. Suite 202, Birmingham, MI, 48009
William Zielke	64	Director, Chair of Nominating Committee	199 Pierce St. Suite 202, Birmingham, MI, 48009
David J. Brophy	73	Director, Chair of Audit Committee	199 Pierce St. Suite 202, Birmingham, MI, 48009
Marcus Chao	62	Director	199 Pierce St. Suite 202, Birmingham, MI, 48009
Jackie Chang	50	CFO & CAO	199 Pierce St. Suite 202, Birmingham, MI, 48009
Ai Xing	38	Director, Chair of Compensation Committee	199 Pierce St. Suite 202, Birmingham, MI, 48009
Duanxiang Zhang	60	Director, CEO of Hunan Tongxin	Hunan Changsha, Jiangbei, 410135, China
Weiwu Peng	59	Director, COO of Hunan Tongxin	Hunan Changsha, Jiangbei, 410135, China
Xiao Tangbing	57	Director	Hunan Changsha, Jiangbei, 410135, China
Frank Wang	46	Director	60 Yuanguo Road, Shanghai Anting
			201814, China

On November 20, 2010, TXI’s board of directors removed Mr. Rudy Wilson as Chief Executive Officer of the Company, although he remained as a director of TXI at the time. Effective December 31, 2010, the TXI board of directors removed Mr. Wilson as a director pursuant to TXI’s charter documents.

On November 20, 2010, TXI’s board of directors removed Ms. Jackie Chang as Chief Financial Officer of the Company.

The following table sets forth certain information regarding our directors and executive officers as of January 1, 2011.

Name	Age	Title	Business Address

William Zielke	65	Director, CEO	199 Pierce St. Suite 202, Birmingham, MI, 48009
David J. Brophy	74	Director, Chair of Audit Committee	199 Pierce St. Suite 202, Birmingham, MI, 48009
Marcus Chao	64	Director, Chair of Nominating Committee	199 Pierce St. Suite 202, Birmingham, MI, 48009
Ai Xing	39	Director, Chair of Compensation Committee	199 Pierce St. Suite 202, Birmingham, MI, 48009
Duanxiang Zhang	61	Director, Chairman of TXI, CEO of Hunan Tongxin	Hunan Changsha, Jiangbei, 410135, China
Weiwu Peng	60	Director, COO of Hunan Tongxin	Hunan Changsha, Jiangbei, 410135, China
Xiao Tangbing	58	Director	Hunan Changsha, Jiangbei, 410135, China
Frank Wang	47	Director	60 Yuanguo Road, Shanghai Anting
			201814, China

The biographies of those persons who served as a director or executive officer of the Company in 2009 and/or 2010 are as follows:

William Zielke, Director, has over 30 years of automotive experience including an expatriate assignment in Europe. Bill has been involved in the China automotive market since 1993. He has served on various boards of directors with supplier firms in China, Saudi Arabia, Mexico, Belgium and Korea. As part of his role on the various boards, he has served on various committees including the audit committee. Bill has authored board training modules and conducted board training.  He has served as both President and Treasurer of civic organizations as well.

David J. Brophy, Director, has served as the chief financial officer and a member of the AAAC board of directors since its inception. As a member of the Finance Faculty at The University of Michigan School of Business Administration from 1968 to the present, and Director of its Center for Venture Capital and Private Equity Finance since 1992, he assists emerging and mid-sized companies. Dr. Brophy is a founding member of the editorial board of the Journal of Private Equity and the International Journal of Venture Capital. His advisory and consultant activities in the public and private sector include such funds as Compass Technology Partners, Plymouth Ventures, and Bio-Star Ventures and various government agencies in the United States, Australia and France.

Marcus Chao, Director, has over 30 years of management experience in global corporations.  His background covers materials, engineering, manufacturing, supply management, and business development for  manufacturing companies in the automotive industry.   Prior to his retirement from Delphi Global Supply Management as a Director in 2005, Mr. Chao was the Chairman and President of Delphi (China) Holding Company from 1995 to 2001.   From 2001 through 2007, Chao developed and served as CEO & President for the Shanghai-based Lean Enterprise China Inc (LEC), an affiliate organization to the Lean Enterprise Institute (LEI) for greater China. Both LEC and LEI are non-profit organizations promoting and educating lean manufacturing practices in China.

Ai Xing, Director, brings a background in mechanical engineering and 15 years electronics software experience in both the US and China. Mr. Ai is currently employed with IBM (Canada).

Duanxiang Zhang, Director and Chairman of TXI and Chief Executive Officer of Hunan Tongxin, is currently president of Hunan Tongxin Enterprise Co., Ltd. He has over 20 years of management experience in the Chinese automotive industry and under his leadership, the Company has become one of the top 50 companies in Hunan Province. His work led to successful establishment of the “Hunan Tongxin” brand within the China vehicle body industry segment. During the past five years Mr. Zhang also has been recognized as one of the top 10 outstanding economic business executives and recognized twice as an excellent private entrepreneur in Hunan province. In addition Mr. Zhang is also a committee member of China Private Entrepreneur Association, premier vice president of Hunan Private Entrepreneur Association, vice president of Hunan Mechanical Industry Association, and vice president of Changsha Commercial Association.

Weiwu Peng, Director of TI and Chief Operating Officer of Hunan Tongxin is currently general manager of Hunan Tongxin Enterprise Co., Ltd. Mr. Peng’s experience spans over 20 years within the Chinese automotive industry primarily in the sales area. His understanding of the vehicle body segment has enabled the Company to take advantage of the growth in the commercial vehicle segment. Through his leadership Mr. Peng was responsible for improving the Company’s production process and enhancing product development resulting in the development of 128 brand products and 9 product series in the past 22 years. In 2003, the Company’s “Thin Stamping Process and Design Theory in Vehicle Manufacturing Application” was awarded the first prize by the China Institute of Technology.

Xiao Tangbing, Director, brings a background in business administration and over 30 years experience in China’s machinery and electronics controls industry. He is currently chairman and general manager of Changsha Machinery and Electronic Equipment, Inc.

Frank Wang, Director, has over 25 years of management experience in multinational and China local manufacturing companies.  Frank has strong finance background experience and been involved in the whole China automotive industry strong growth period since 1995.  Frank currently serves as the managing director of Dephi Packard China and Asia Pacific Purchasing Director.  He brings rich knowledge and experience in China Automotive customer/supplier relations, business development and the best local practices.

Rudy Wilson was Chairman of the Board and CEO until November 20, 2010.  He also had served as the chief executive officer of AAAC and a member of the AAAC board of directors since its inception. From January 1997 to December 2003, he was responsible for various foreign funded investments in Asia for several Delphi Energy and Chassis Systems business lines. Mr. Wilson was assigned to Beijing, China from May 1993 through 1997 directing the development of Delphi Saginaw’s initial investment projects in China, India and the ASEAN region. During his assignment in China he served on the board of directors of Delphi Lingyun Driveshaft, Delphi Xiaoshan Steering and Delphi Malaysia. From 1976 through 1993 Mr. Wilson held a variety of assignments with General Motors component operations and advanced manufacturing engineering staff.

Jackie Chang was CFO and CAO until November 20, 2010.  She had more than 20 years experience in accounting and finance and 18 years specifically in the automotive industry.  From 2006 to 2008, she served as the VP of Finance and Operations for PlayHut, Inc. where she was in charge of the entire finance, auditing, supply chain management and procurement operations for the firm’s multinational platform.  Prior to joining PlayHut, Chang was an executive for Nissan North America where she held several positions in finance, treasury planning, operations and accounting. As the General Manager of Treasury Control for Nissan, Chang consolidated the accounting procedures of generally accepted accounting principles in the PRC (“China GAAP”) to IFRS for Nissan’s China joint venture operations, and led the successful launch of that entity’s ERP systems. Chang also deployed pricing models and alternative OEM sources which yielded $300 million in costs savings for Nissan.  She further developed the distribution system for remarketing vehicles to increase operational efficiencies and reduce costs for the company.

INDEPENDENCE OF DIRECTORS

We have elected to follow the rules of Nasdaq to determine whether a director is independent.  The Nasdaq listing standards define an “independent director” generally as a person, other than an officer of the Company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment.  Consistent with these considerations, our Board determined:  (i) that as of December 31, 2009, Marcus Chao, David J. Brophy, William Zielke, Ai Xing, Xiao Tangbing and Frank Wang were independent directors; and (ii) that as of December 31, 2010, Marcus Chao, David J. Brophy, Ai Xing, Xiao Tangbing and Frank Wang were independent directors.

BOARD COMMITTEES

Our Board has established an Audit Committee, a Nominating Committee and a Compensation Committee comprised solely of independent directors. Our Board has determined that all of our committee members are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15), and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities and Exchange Act of 1934, as amended.

INFORMATION REGARDING OUR SECURITIES

Our ordinary shares were listed on Nasdaq from July 2008 to October 30, 2010.  Effective at the opening of the trading session on November 1, 2010, our ordinary shares, warrants and units were delisted from Nasdaq. Since then, our ordinary shares, warrants and units have been quoted on the Over-The-Counter Bulletin Board, an electronic quotation medium regulated by the Financial Industry Regulatory Authority and on the “Pink Sheets,” in each instance under the symbol “TXIC.”

Securities traded on the OTCBB or the Pink Sheets typically have low trading volumes.  In addition, the delisting of our shares could diminish interest in our ordinary shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our ordinary shares.  Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

Each of the OTCBB and the Pink Sheets is a market maker or dealer-driven system offering quotation and trading reporting capabilities – a regulated quotation service – that displays real-time quotes, last-sale prices, and volume information in OTC equity securities.  OTCBB securities and Pink Sheet securities are not listed and traded on the floor of an organized national or regional stock exchange.  Instead, OTCBB and Pink Sheet securities transactions are conducted through a telephone and computer network connecting market makers or dealers in stocks.

Given the nature of the OTCBB and the Pink Sheets shareholders may find it difficult to dispose of, or to obtain accurate quotations as to the price of, our shares, the liquidity of our shares may be reduced, making it difficult for a stockholder to buy or sell our stock at competitive market prices or at all.  Accordingly, you should be able to bear the financial risk of losing your entire investment.

There is no assurance there will be an active, liquid trading market for our securities in the future.

The following table shows the reported high and low prices, in U.S. dollars, of our shares through the Nasdaq from July 2008 to October 13, 2010 and since October 14, 2010 through the OTCBB and the Pink Sheets:

	Price per share (U.S. Dollars)
	High	Low
Calendar Year 2008
1st quarter ended March 31, 2008	N/A	N/A
2nd quarter ended June 30, 2008	$8.65	$8.00
3rd quarter ended September 30, 2008	$8.00	$4.00
4th quarter ended December 31, 2008	$4.14	$1.92

Calendar Year 2009
1st quarter ended March 31, 2009	$2.04	$1.50
2nd quarter ended June 30, 2009	$7.00	$1.69
3rd quarter ended September 30, 2009	$10.48	$5.61
4th quarter ended December 31, 2009	$11.37	$7.80

Calendar Year 2010
1st quarter ended March 31, 2010	$10.17	$6.8
2nd quarter ended June 30, 2010	$8.2599	$4.13
3rd quarter ended September 30, 2010	$4.87	$3.86
4th quarter ended December 31, 2010	$4.49	$1.08

Monthly
September 2010	$4.74	$4.03
October 2010	$4.49	$2.56
November 2010	$2.98	$1.15
December 2010	$1.80	$1.08
January 2011	$1.37	$1.05
February 2011	$1.29	$1.00

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by bank deposits and other interest earning short-term investments.  As of December 31, 2009, we had short-term borrowings in the amount of $24.9 million.  Our short-term bank borrowings are subject to floating interest rates.  Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of December 31, 2009, each 1% increase in applicable interest rate would add $0.21 million per year to our interest expenses.  On the other hand, any decrease in interest rate would reduce interest income generated from our interest-earning instruments.  We have not used any derivative financial instruments to manage our interest risk exposure.  We have not been exposed to material risks due to changes in interest rates.  However, our future interest expenses may be higher and interest income may be lower than expected due to changes in market interest rates.

FOREIGN EXCHANGE RISK

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions.  The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, the central bank of the PRC.  On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to the U.S. dollar.  Under this new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

We use RMB as our functional currency, and all of our revenues and a substantial majority of our costs are denominated in Renminbi.  However, proceeds from many of our financing activities are denominated in U.S. dollars, and certain of our costs, in particular third-party hardware and software products, are also denominated in U.S. dollars.  Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income.  For example, to the extent that we need to convert U.S. dollars we receive from our future financing activities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion.  Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.  We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

FINANCIAL STATEMENTS

The financial statements included in this Report on Form 6-K have been prepared in accordance with accounting principles generally accepted in the United States. Financial information as of and for the year ended December 31, 2009 is unaudited. (Accordingly, such financial information is subject to completion of year-end audit procedures which may result in changes to that information.)

TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED BALANCE SHEETS
(amounts are expressed in thousands, except for share data and par value, and in U.S. $)

	December 31
	2009 (unaudited)	2008
ASSETS
Current assets:
Cash and cash equivalents	$16,493	$11,313
Restricted cash - security deposit	4,692	5,836
Notes receivable	5,769	2,939
Accounts receivable-trade, net of allowance for doubtful accounts of $2,957 and $3,856 respectively	10,204	10,214
Other receivable, net of allowance for doubtful accounts of $406 and $407, respectively	2,076	1,600
Due (to) from related parties, net of valuation allowance of $3,391 in 2009	(1,346)	17,313
Inventories	25,070	19,096
Prepaid expenses and other	421	1,331
Advance to suppliers	1,960	3,012
Deferred income tax assets	2,211	2,067
Total current assets	$67,549	$74,721
Investments in non-consolidated subsidiaries and affiliates	209	208
Property, plant and equipment, net of accumulated depreciation of $5,709 and $1,927, respectively	46,894	36,918
Land occupancy rights, net	13,194	9,633
Goodwill	36,880	36,696
Total assets	$164,727	$158,176

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$14,328	$15,201
Notes payable	4,692	5,836
Accrued expenses and other liabilities	6,867	7,393
Income taxes payable	17,257	17,418
Short-term loans payable	24,876	16,669
Short-term loans from shareholders	-	8,591
Warrant liability	11,649	452
Total current liabilities	$79,669	$71,560
Long-term liabilities:
Long-term loans payable	-	4,523
Deferred income tax liability	1,283	2,243
Other	-	25
Total liabilities	$80,952	$78,351

Commitments and contingencies

Shareholders’ equity:
Preferred stock - $0.001 par value, authorized 1,000,000 shares; none issued
Common stock - $0.001 par value, authorized 39,000,000 shares; 15,044,875 and 12,889,758 shares issued and 13,455,453 and 11,300,336 shares outstanding in 2009 and 2008, respectively	$15	$13
Additional paid-in-capital	97,420	77,081
Treasury stock, at cost - 1,589,422 common shares	(7,682)	(7,682)
Accumulated other comprehensive income	790	426
Retained earnings (deficit)	(6,769)	9,987
Total shareholders’ equity	$83,774	$79,825
Total liabilities and shareholders’ equity	$164,727	$158,176

TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(amounts expressed in thousands, except for share data and earnings per share, and in U.S. $)

		Successor Company	Predecessor Company
	Year Ended	For the Eight-Month	For the Four-Month
	December 31,	Period From	Period From	Year Ended
	2009	May 1, 2008 to	January 1, 2008	December 31,
	(unaudited)	December 31, 2008	to April 30, 2008	2007
Revenues	$121,071	$55,770	$42,588	$89,873

Cost of goods sold	105,421	47,207	36,310	69,865

Gross profit	15,650	8,563	6,278	20,008

Selling, general and administrative expenses	10,192	5,248	1,793	5,372
Operating income	5,458	3,315	4,485	14,636

Other income (expenses):
Gain on extinguishment of liability	-	-	4,034	-
Government subsidy income	1,173	469	212	-
(Loss) gain on warrants	(20,806)	13,535	-	-
Equity earnings from equity investee	-	-	-	19
Other	15	(90)	71	-
Interest expense	(1,753)	(1,095)	(1,607)	(1,723)
Total other income (expenses)	(21,372)	12,819	2,710	1,704

Income (loss) before income taxes	(15,914)	16,134	7,195	12,932

Income taxes expense	842	627	2,216	3,853

Net (loss) income	$(16,756)	$15,507	$4,979	$9,079

Other comprehensive income - foreign translation adjustment	$364	$426	$721	$940
Comprehensive (loss) income	$(16,392)	$15,933	$5,700	$10,019

Earnings (loss) per common share-basic	$(1.38)	$1.37	0.07	$0.13
Earnings (loss) per common share-diluted	$(1.38)	$1.37	0.07	$0.13
Weighted average shares outstanding - basic	11,846,273	11,294,633	72,521,705	72,521,705
Weighted average shares outstanding – diluted	11,846,273	11,294,633	72,521,705	72,521,705

TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(amounts are expressed in thousands, except for share data, and in U.S. $)

								Accum.	Total
	Successor Company		Predecessor Company		Additional	Retained		Other	Share-
	Common		Common		Paid in	Earnings	Treasury	Comp.	Holders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Stock	Income	Equity
Predecessor Company
Balance at December 31, 2006			72,521,705	8,762		3,642		873	13,277
Net income						9,079			9,079
Distribution to shareholders						(8,436)			(8,436)

Translation adjustments								940	940

Balance at December 31, 2007	-	-	72,521,705	8,762	-	4,285	-	1,813	14,860

Net income	-	-	-	-	-	4,979	-	-	4,979
Translation adjustments	-	-	-	-	-	-	-	721	721
Balance at April 30, 2008	-	-	72,521,705	8,762	-	9,264	-	2,534	20,560

Successor Company
Balance at April 30, 2008	6,389,758	6	-	-	25,542	(5,520)	(7,682)	-	12,346
Shares issued for acquisition of Hunan Tongxin Enterprise Co. Ltd.	6,500,000	7	-	-	51,539	-	-	-	51,546
Net income	-	-	-	-	-	15,507	-	-	15,507
Translation adjustments	-	-	-	-	-	-	-	426	426
Balance at December 31, 2008	12,889,758	13	-	-	77,081	9,987	(7,682)	426	79,825
Exercise of warrants	2,155,117	2	-	-	20,339	-	-	-	20,341
Net loss	-	-	-	-	-	(16,756)	-	-	(16,756)
Translation adjustments	-	-	-	-	-	-	-	364	364
Balance at December 31, 2009 (unaudited)	15,044,875	15	-	-	97,420	(6,769)	(7,682)	790	83,774

TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts are expressed in thousands and in U.S. $)

		Successor Company	Predecessor Company
	Year ended	For the Eight-Month Period	For the Four-Month Period
	December 31, 2009	From May 1, 2008 to	From January 1, 2008 to	Year ended
	(unaudited)	December 31, 2008	April 30, 2008	December 31, 2007
Cash flows from operating activities:
Net (loss) income	$(16,756)	$15,507	$4,979	$9,079
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Reversal of bad debt allowance	-	(944)	-	(409)
Depreciation expense	4,062	1,927	901	2,080
Amortization expense	397	39	15	42
Deferred income tax	(1,104)	(105)	297	-
Loss/(gain) on warrant	20,806	(13,535)	-	-
Changes in operating assets and liabilities:
(Increase)/decrease in inventories	(5,974)	(3,291)	(1,821)	(4,980)
(Increase)/decrease in trade accounts and notes receivable	(2,818)	6,835	4,618	(14,684)
(Increase)/decrease in due from related parties	18,659	7,751	(9,475)	-
(Increase)/decrease in prepaid expenses and other current assets	1,458	(872)	401	(324)

Increase/(decrease) in accounts payable	(873)	(1,610)	2,577	15,976
Increase/(decrease) in accrued expenses and other liabilities	510	(2,937)	1,994	321
Increase/(decrease) in income taxes payable	(1,222)	-	-	-

Net cash provided by operating activities	17,172	8,765	3,684	7,101

Cash flows from investing activities:
Acquisition of Hunan Tongxin Enterprise Co. Ltd., net of cash acquired of $5,319	-	(7,700)	-	-
Purchase of property and equipment and land occupancy rights	(17,995)	(8,434)	(1,134)	(6,390)
Net cash used in investing activities	(17,995)	(16,134)	(1,134)	(6,390)

Cash flows from financing activities:
Proceeds from loans payable	25,733	16,559	7,090	17,437
Proceeds from loans-related parties	-	4,638	5,256	-
Dividends paid	-	-	-	(1,054)
Payments on loans payable	(22,049)	(18,252)	(5,192)	(20,343)
Payments on loans-related parties	(8,591)	(9,343)	(7,082)	-
Cash received from warrant exercises	10,732
Net cash provided by (used in) financing activities	5,825	(6,398)	72	(3,960)

Effect of foreign exchange rate changes	178	(837)	1,035	1,329

Net increase/(decrease) in cash and cash equivalents	5,180	(14,604)	3,657	(1,920)
Cash and cash equivalents at beginning of year	11,313	25,917	1,662	3,582
Cash and cash equivalents at end of year	16,493	11,313	5,319	1,662

Supplemental information:
Income taxes paid	1,104	439	373	936
Interest paid	2,083	1,451	1,458	2,424

Non-cash investing and financing activities:
Long-term loans from shareholders	-	-	-	10,476
Dividends to shareholders	-	-	-	(10,476)
Shares issued for acquisition of Hunan Tongxin Enterprise Co. Ltd.	-	51,546	-	-
Capitalized interest	-	324	-	-